SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005	Commission File Number 001-12003

Meridian Gold Inc.

(Translation of registrant’s name into English)

9670 Gateway Drive Suite 200, Reno NV 89521

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐            Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐            No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Meridian Gold Inc.
9670 Gateway Drive,
Suite 200 Reno, Nevada 89521
Phone: (775) 850-3777 Fax:
(775) 850-3733

MERIDIAN GOLD ACQUIRES 100% INTEREST
IN GOLD FIELDS JOINT VENTURE PROPERTY
(All dollar amounts in U.S. currency)

Reno, NV – March 30, 2005 - Meridian Gold is pleased to announce that it has agreed to purchase full control of the joint venture property previously shared with Gold Fields. This transaction consolidates Meridian’s control of 720 square kilometers of contiguous land in the expanding El Peñón gold and silver district in northern Chile, which has already yielded discoveries of over 4.6 million ounces of gold and 110 million ounces of silver.

The Property

The property, which lies to the west and adjacent to the El Peñón claim block, extends Meridian’s control of El Peñón by 78 square kilometers. It hosts the high-grade Fortuna Vein that Meridian geologists discovered during 2004, which is located approximately 7 kilometers west of the El Peñón processing facilities. Drilling to date has identified the main structure with several high-grade intercepts. Significant published results from the latest phase of drilling can be found in the fourth quarter 2004 earnings release issued on February 23, 2005, and a long section of the Fortuna Vein with all the drill holes plotted can be found on the Company’s website at www.meridiangold.com. The vein remains open along strike and at depth.

The Transaction

Minera Meridian Ltda, a wholly-owned subsidiary of Meridian Gold, Inc. paid $7.5 million to Gold Fields Chile Ltda, a wholly-owned subsidiary of Gold Fields Ltd. The purchase price also includes a 2% royalty on all precious metals production.

The Strategy

Darcy Marud, Meridian’s Vice President of Exploration, commented, “I am delighted that we are entering this next chapter at El Peñón. As a company, we continue to focus on exploration and the El Peñón district plays a key role in our growth strategy. This transaction represents an exciting opportunity for the Company and is consistent with our strategy as we continue to expand our land position at El Peñón and throughout northern Chile. The early success we’ve had with the Fortuna Vein provides excellent potential as we continue exploring this vein and expanding our exploration efforts in the surrounding areas. The El Peñón district will receive the highest priority in Meridian’s 2005 exploration program as the Company expands its four early-stage discoveries made in 2004 of Dorada, Fortuna, Sorpresa and Providencia.”

Meridian Gold Inc. is a different kind of gold company because we focus on profitability, and the quality of the ounces we produce, not the quantity of ounces produced. The quality of these ounces is measured by the value we deliver to all stakeholders in the process, including our shareholders, our employees and the communities and environment in which we live and operate. Meridian Gold Inc.’s approximately 100 million common shares are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

For further information, please visit our website at www.meridiangold.com, or contact:

Deborah Liston	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: investorrelations@meridiangold.com